Filed by Array Technologies, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Shoals Technologies Group, Inc.

Commission File No.: 001-39942

On November 4, 2026, ARRAY Technologies, Inc. sent the following email to priority government officials, regulators and industry groups in connection with the announcement of its proposed merger with Shoals Technologies Group, Inc.

TO: Government Officials / Regulators / Industry Groups

FROM: [Name]

SUBJECT: An Important Update from ARRAY

I am pleased to share that today, ARRAY Technologies announced that we have entered into a definitive agreement to combine with Shoals Technologies Group in a stock-for-stock merger, bringing together two industry leaders to create an integrated energy infrastructure platform. You can find the joint press release here.

By bringing together our market-leading, complementary solutions across foundations, trackers, fixed-tilt racking, electrical infrastructure, wire management and power delivery systems, we believe the combined company will be positioned to better serve customers across the solar value chain, data center markets and beyond. We expect to enhance customer value by reducing installation costs, streamlining project execution and lowering long-term maintenance requirements through increased product integration. Both ARRAY and Shoals share a strong heritage rooted in domestic manufacturing, U.S.-based investment and support for the communities in which we operate. We believe the combined company’s broader capabilities and expanded reach will support opportunities for innovation, investment and growth across the communities in which both companies do business. Today’s announcement does not change either company’s existing manufacturing operations or commitments to local communities. The combined company’s broader capabilities and expanded reach are expected to strengthen its ability to serve growing demand across utility-scale solar, distributed generation, battery energy storage and data centers, while supporting continued innovation across the U.S. solar industry and broader energy infrastructure market.

The transaction is expected to close in the first quarter of 2027, subject to shareholder and regulatory approvals, authorization for the combined company’s shares to be listed on Nasdaq, and other customary closing conditions. Upon completion of the transaction, Brandon Moss, CEO of Shoals, will lead the combined company. To ensure a smooth transition, Kevin Hostetler will serve as Special Advisor. Until closing, ARRAY and Shoals will continue to operate as separate companies. The headquarters and principal place of business of the combined company will be in Albuquerque, New Mexico.

We remain committed to maintaining open and transparent engagement with policymakers, regulators and industry partners throughout this process and look forward to keeping you informed as the transaction progresses.

Should you have any questions, please do not hesitate to reach out.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. These statements include, but are not limited to, statements regarding the expected benefits, timing and completion of the proposed transaction, Alpha’s and Sierra’s plans, objectives, expectations and intentions, the expected ownership of the combined company, the expected leadership and governance structure of the combined company, anticipated financial performance, expected synergies, capital structure actions, redemption of Alpha’s Series A Redeemable Perpetual Preferred Stock (the “Preferred Stock”), strategic plans, customer benefits, growth opportunities, the anticipated timing of stockholder meetings and closing of the proposed transaction and other statements that are not historical facts.

Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, many of which are outside the control of Alpha and Sierra. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on the anticipated terms and timing, including obtaining stockholder and regulatory approvals, the anticipated tax treatment, redemption of the Preferred Stock, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of Alpha’s and Sierra’s businesses and the satisfaction of other conditions to the completion of the proposed transaction; (ii) the risk that governmental or regulatory approvals required for the proposed transaction may not be obtained or may result in the imposition of conditions that could adversely affect the combined company or the anticipated benefits of the proposed transaction; (iii) the risk that a condition to closing may not be satisfied, that an event, change or other circumstance could give rise to the termination of the proposed transaction, or that the proposed transaction may not be completed on the expected timeline or at all; (iv) failure to realize the anticipated benefits of the proposed transaction, including because of a delay in completing the transaction or because the businesses of Alpha and Sierra are not integrated successfully on the anticipated timeline, or at all, or integration is more costly or difficult than expected; (v) the risk that anticipated cost savings and other synergies may not be fully realized or may take longer to realize than expected; (vi) Alpha’s and Sierra’s ability to implement their respective business strategies; (vii) pricing trends; (viii) potential litigation relating to the proposed transaction that could be instituted against Alpha, Sierra or their respective directors and officers; (ix) the risk that disruptions from the proposed transaction will harm Alpha’s or Sierra’s businesses, including their current plans and operations, or divert management’s attention from ongoing business operations and opportunities; (x) the ability of Alpha or Sierra to retain and hire key personnel; (xi) potential adverse reactions or changes to business, employee, customer or supplier relationships resulting from the announcement, pendency or completion of the proposed transaction; (xii) the risk that the announcement, pendency or completion of the proposed transaction could adversely affect the market price or long-term value of Alpha’s or Sierra’s common stock; (xiii) legislative, regulatory and economic developments affecting Alpha’s and Sierra’s businesses; (xiv) general economic and market developments and conditions, including changes in the solar industry, interest rates and access to capital; (xv) the evolving legal, regulatory and tax regimes under which Alpha and Sierra operate; (xvi) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Alpha’s or Sierra’s financial performance; (xvii) restrictions during the pendency of the proposed transaction that may impact Alpha’s or Sierra’s ability to pursue certain business opportunities or strategic transactions; (xviii) the unpredictability and severity of catastrophic events, including acts of terrorism or the outbreak of war or hostilities, as well as Alpha’s and Sierra’s responses to any of the foregoing; and (xix) failure to receive the approval of the stockholders of Alpha and Sierra.

All such factors are difficult to predict, are beyond Alpha’s and Sierra’s control, and are subject to additional risks and uncertainties, including those detailed in Alpha’s annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on its website at www.arraytechinc.com and on the SEC’s website at http://www.sec.gov, and those detailed in Sierra’s annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://investors.shoals.com and on the SEC’s website at http://www.sec.gov. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither Alpha nor Sierra undertakes any obligation to update forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to buy or sell, the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information and Where to Find It

In connection with the proposed transaction, Alpha and Sierra expect to file a joint proxy statement with the SEC and Alpha intends to file with the SEC a registration statement on Form S-4 that will include the joint proxy statement of Alpha and Sierra and that will also constitute a prospectus of Alpha. Each of Alpha and Sierra may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Alpha or Sierra may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Alpha and Sierra. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ALPHA, SIERRA AND THE PROPOSED TRANSACTION.

Investors and stockholders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about Alpha, Sierra and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Alpha may be obtained free of charge on Alpha’s website at www.arraytechinc.com or, alternatively, by directing a request by mail to Alpha’s Corporate Secretary at Array Technologies, Inc., 701 Atrisco Vista Blvd, Albuquerque, NM 87120. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Sierra may be obtained free of charge on Sierra’s website at www.shoals.com or, alternatively, by directing a request by mail to Sierra’s Corporate Secretary at Shoals Technologies Group, Inc., 1500 Shoals Way, Portland, TN 37148.

Participants in the Solicitation

Alpha, Sierra and their respective directors and executive officers and certain other employees of Alpha and Sierra may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction. Information regarding the directors and executive officers of Alpha and Sierra, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Alpha’s annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for Alpha’s 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2026, including under the headings “Executive Officers,” “Board of Directors,” “Compensation of Directors” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of Alpha common stock by the directors and executive officers of Alpha have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), subsequently filed by Alpha’s directors and executive officers with the SEC. Information about the directors and executive officers of Sierra, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Sierra’s annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for Sierra’s 2026 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2026, including under the headings “Board Committees and Membership,” “Compensation of Non-Employee Directors,” “Compensation Discussion and Analysis” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of Sierra common stock by the directors and executive officers of Sierra have changed from the amounts reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, subsequently filed by Sierra’s directors and executive officers with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from Alpha or Sierra using the sources indicated above.